UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 13, 2026

DIGITAL ASSET ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42612	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

174 Nassau Street,
Suite 2100

Princeton, New Jersey 08542

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (609) 924-0759

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	DAAQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	DAAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole redeemable warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DAAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On January 13, 2026, Digital Asset Acquisition Corp., a Cayman Islands exempted company (“DAAQ”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with Old Glory Holding Company, a Delaware corporation, registered as a Bank Holding Company under the Bank Holding Company Act of 1956 (“Old Glory Bank”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of DAAQ and Old Glory Bank.

The Business Combination and the Domestication

The Business Combination Agreement provides that, among other things: (i) DAAQ will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Texas (the “Domestication”) and, in connection therewith, will change its name to “OGB Financial Company” (“Pubco”), and (ii) Old Glory Bank will merge with and into Pubco, with Pubco continuing as the surviving company (the “Merger”). The Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination”.

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement: (i) immediately prior to the Domestication, (x) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of DAAQ (each, a “Class B Ordinary Share”) will convert automatically, on a one-for-one basis, into one Class A ordinary share, par value of $0.0001 per share, of DAAQ (each a “Class A Ordinary Share”) and (y) each of the then issued and outstanding units of DAAQ will automatically separate into one Class A Ordinary Share and one-half of one warrant to purchase one Class A Ordinary Share (each, a “DAAQ Warrant”); and (ii) in connection with the Domestication, (x) each then issued and outstanding Class A Ordinary Share that was not redeemed will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of Pubco (the “Pubco Common Stock”); and (y) each then issued and outstanding DAAQ Warrant will automatically become a warrant to acquire one share of Pubco Common Stock in accordance with its terms.

Merger Consideration

Subject to, and in accordance with the terms and conditions of the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”):

(i) each outstanding share of Class A common stock of Old Glory Bank (each, an “Old Glory Bank Class A Share”) will be canceled and exchanged for a number of shares of Pubco Common Stock equal to (A) the sum of (x) the Class A Liquidation Value to which such Old Glory Bank Class A Share is entitled pursuant to the Certificate of Incorporation of Old Glory Bank, plus (y) the product of (i) the number of shares of Class B common stock of Old Glory Bank into which such Old Glory Bank Class A Share is convertible pursuant to the Certificate of Incorporation of Old Glory Bank, multiplied by (ii) the Per Share Participating Equity Value (as defined below), divided by (B) $10.00;

(ii) each outstanding share of Class B common stock of Old Glory Bank (each, an “Old Glory Bank Class B Share” and, together with the Old Glory Bank Class A Shares, the “Old Glory Bank Shares”) will be canceled and exchanged for a number of shares of Pubco Common Stock equal to (A) (x) $250.0 million, adjusted for indebtedness and unrestricted cash as of the Closing, less the aggregate Class A Liquidation Value of all Old Glory Bank Class A Shares, divided by (y) the aggregate number of Old Glory Bank Shares issued and outstanding on an as-converted, fully-diluted basis as of immediately prior to the Effective Time (the “Per Share Participating Equity Value”), divided by (B) $10.00 (the “Per Class B Share Stock Consideration”);

(iii) all equity awards of Old Glory Bank (“Old Glory Bank Equity Awards”) issued and outstanding as of immediately prior to the Effective Time will become fully vested, and will be exchanged for an equity award to be settled in a number of Pubco Shares equal to the Applicable Post-Closing Award Number, with an exercise price equal to the Applicable Post-Closing Award Price (each as defined in the Business Combination Agreement); and

(iv) each holder of any warrant that is not an Old Glory Bank Equity Award and is not otherwise exchanged or exercised as of the Effective Time will have the right to exchange such warrant for a warrant to purchase a number of Pubco Shares equal to the Applicable Post-Closing Coverage Warrant Number, with an exercise price equal to the Applicable Post-Closing Coverage Warrant Price (each as defined in the Business Combination Agreement).

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties by the parties thereto, as more particularly set forth in the Business Combination Agreement. The Business Combination Agreement also contains customary pre-Closing covenants of the parties, including the obligation of DAAQ and Old Glory Bank and their respective subsidiaries to conduct their businesses in the ordinary course and to refrain from taking certain specified actions, subject to certain exceptions, without the prior written consent of certain counterparties to the Business Combination Agreement. In addition, DAAQ and Old Glory Bank agreed to use commercially reasonable efforts to complete a private placement in public equity (“PIPE”) financing prior to the Closing and to obtain all Bank Regulatory Approvals (as defined in the Business Combination Agreement) necessary to consummate the Business Combination.

In addition, DAAQ agreed to take all necessary action such that, effective immediately after the Effective Time, the board of directors of Pubco (the “Pubco Board”) will consist of seven directors divided into three classes, of which two directors are to be designated by DAAQ Sponsor LLC (the “Sponsor”), each of whom will be appointed to the class of directors to be elected at the third annual meeting of Pubco stockholders after the Closing. The remaining five directors on the Pubco Board will be designated by Old Glory Bank.

Old Glory Bank also agreed to, and agreed to cause its subsidiaries to, (i) conduct its business in the ordinary course consistent with safe and sound banking practices, (ii) maintain all required banking permits, (iii) maintain capital ratios sufficient to remain “adequately capitalized” under applicable law, (iv) maintain its bank regulatory ratings consistent with its most recent regulatory examination and to comply with the FDIC-approved strategic plan governing its Community Reinvestment Act obligations (the “CRA Strategic Plan”) and (v) maintain its policies and procedures and ensure compliance with applicable laws, including policies relating to the Bank Secrecy Act of 1970 (“BSA”), anti-money laundering (“AML”), sanctions and consumer compliance and fair lending requirements. In addition, Old Glory Bank agreed to use commercially reasonable efforts to provide DAAQ with (i) its audited financial statements for the year ended December 31, 2024 (the “2024 Audited Financials”) no later than January 31, 2026, (ii) its audited financial statements for the year ended December 31, 2025 (the “2025 Audited Financials”) no later than February 28, 2026, and (iii) any other audited or unaudited financial statements as required by applicable law to be included in the Registration Statement (as defined below).

Conditions to the Parties’ Obligations to Consummate the Business Combination

The obligation of DAAQ and Old Glory Bank to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the receipt of all required Bank Regulatory Approvals, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the Registration Statement being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), (iv) the approval of DAAQ’s shareholders, (v) the approval of Old Glory Bank’s shareholders, (vi) the amount of cash available in DAAQ’s trust account and actually received by DAAQ or Old Glory Bank from a PIPE or other financing being equal to or greater than $50,000,000 (the “Minimum Closing Cash Condition”), (vii) the Registration Rights Agreement (as defined below) being entered into, (viii) receipt of approval from the Nasdaq Stock Market LLC (“Nasdaq”) of Pubco’s initial listing application in connection with the Business Combination, (ix) no law, order or other legal restraint being issued by any governmental entity enjoining or prohibiting the closing of the Business Combination, (x) neither Old Glory Bank nor its wholly-owed subsidiary, Old Glory Bank, an Oklahoma state-chartered bank (the “Bank”), becoming subject to any formal enforcement action by any Banking Regulator (as defined in the Business Combination Agreement) that was not in place as of the date of the execution of the Business Combination Agreement, (xi) there being no deterioration of the bank regulatory ratings from the most recent regulatory examination, (xii) continued material compliance with the CRA Strategic Plan, and (xiii) neither Old Glory Bank nor the Bank shall have experienced a material adverse development with respect to BSA, AML or sanctions compliance, in each case, as evidenced by written notice from a banking regulator.

In addition, (i) the obligation of Old Glory Bank to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the accuracy of the representations and warranties of DAAQ, subject to certain materiality thresholds, and (ii) the obligation of DAAQ to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to (A) the accuracy of the representations and warranties of Old Glory Bank, subject to certain materiality thresholds, and (B) there having not occurred a Company Material Adverse Effect (as defined in the Business Combination Agreement).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of DAAQ and Old Glory Bank, (ii) by DAAQ if Old Glory Bank breaches any of its representations and warranties or if Old Glory Bank fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Old Glory Bank if DAAQ breaches any of its representations and warranties or DAAQ fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to Closing would not be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either DAAQ or Old Glory Bank if the Business Combination is not consummated by May 31, 2026 (the “Termination Date”), (v) by either DAAQ or Old Glory Bank if DAAQ shareholders do not provide certain required approvals at the shareholder meeting held for such purpose, (vi) by DAAQ if Old Glory Bank’s shareholders do not deliver to DAAQ a written consent approving the Business Combination (the “OGB Shareholder Consent”) within ten days of the Registration Statement being declared effective under the Securities Act, and (vii) by DAAQ, if (A) the 2024 Audited Financials have not been delivered by Old Glory Bank by January 31, 2026, or (B) the 2025 Audited Financials have not been delivered by Old Glory Bank by February 28, 2026.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except (i) in the case of intentional and willful breach prior to the termination of the Business Combination Agreement and (ii) if the Business Combination Agreement is terminated because the Business Combination has not closed by the Termination Date, as a result of the failure to receive the required Bank Regulatory Approvals but the Minimum Cash Condition would otherwise have been satisfied, then Old Glory Bank will issue $10.0 million of Old Glory Bank Class A Shares to DAAQ within 10 business days of such termination.

The Business Combination is expected to close in the first half of 2026, subject to the receipt of the required approvals by the shareholders of DAAQ and Old Glory Bank and fulfilment of the other closing conditions.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about DAAQ or Old Glory Bank. In particular, the assertions embodied in representations and warranties by DAAQ and Old Glory Bank contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting Parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about DAAQ and Old Glory Bank. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in DAAQ’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, DAAQ, the Sponsor and each director, officer and advisor of DAAQ (collectively, the “Supporting Sponsor Shareholders”) and Old Glory Bank entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which each of the Supporting Sponsor Shareholders, agreed to, among other things, (i) vote to adopt and approve the Business Combination Agreement and the other documents contemplated therein and the transactions contemplated thereby (including the Domestication) and (ii) waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the DAAQ Class B Shares convert into the DAAQ Class A Shares in connection with the Business Combination.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Old Glory Bank Support Agreements

Concurrently with the execution of the Business Combination Agreement, DAAQ and certain shareholders of Old Glory Bank (the “Supporting Company Shareholders”) entered into support agreements (the “Company Support Agreements”), pursuant to which each of the Supporting Company Shareholders agreed to, among other things, (i) execute and deliver a written consent approving and adopting the Business Combination Agreement and the other documents contemplated therein and the transactions contemplated thereby no later than ten days after the effective date of the Registration Statement, (ii) not to transfer any of the Old Glory Bank Shares held by it through the Closing, and (iii) be bound by certain other covenants and agreements related to the Business Combination.

The foregoing description of the Company Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is attached as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, DAAQ, Old Glory Bank, the Supporting Sponsor Shareholders and the Supporting Company Shareholders (together with the Supporting Sponsor Shareholders, the “Supporting Shareholders”) entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which each of the Supporting Shareholders agreed to, among other things, not transfer any shares of Pubco Common Stock received by it in connection with the Closing (subject to certain limited exceptions) for a period starting from the Closing and ending on the earlier to occur of (i) one year after the Closing Date, and (ii) after the Closing, (A) the date on which the last sale price of shares of Pubco Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day period commencing at least 150 days after the Closing Date, or (B) the date on which Pubco completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Pubco’s stockholders having the right to exchange their shares of Pubco Common Stock for cash, securities or other property.

Additional holders of Old Glory Bank Shares may enter into Lock-Up Agreements prior to or in connection with the Closing.

The foregoing description of the Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Registration Rights Agreement

Concurrently with the Closing, Pubco, the Supporting Sponsor Shareholders and the Specified Company Shareholders (as defined in the Business Combination Agreement) will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, Pubco will provide certain customary registration rights, on the terms and subject to the conditions therein, with respect to the securities of Pubco held by such holders following the Business Combination.

Item 7.01	Regulation FD Disclosure.

On January 13, 2026, DAAQ and Old Glory Bank issued a joint press release announcing the entry into the Business Combination Agreement. The press release is attached hereto as Exhibits 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is being furnished pursuant to Item 7.01 and will not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Additional Information about the Business Combination and Where to Find It

The Business Combination will be submitted to the shareholders of DAAQ for their consideration. DAAQ and Old Glory Bank intend to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to DAAQ’s shareholders in connection with DAAQ’s solicitation for proxies for the vote by DAAQ’s shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to DAAQ’s securityholders and Old Glory Bank’s equityholders in connection with the completion of the Business Combination. After the Registration Statement is declared effective, DAAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. DAAQ’s shareholders and other interested persons are advised to read, once available, the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, in connection with DAAQ’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Business Combination, as well as other documents filed with the SEC in connection with the Business Combination, as these documents will contain important information about DAAQ, Old Glory Bank, and the Business Combination. Securityholders of DAAQ and Old Glory Bank may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by DAAQ with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to DAAQ at 174 Nassau Street, Suite 2100, Princeton, New Jersey 08542.

Participants in the Solicitation

DAAQ and its directors and executive officers may be deemed participants in the solicitation of proxies from DAAQ’s shareholders in connection with the Business Combination. More detailed information regarding those directors and executive officers and a description of their interests in DAAQ is contained in DAAQ’s filings with the SEC, including the registration statement on Form S-1 (File No. 333-284776), which was declared effective by the SEC on April 28, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Old Glory Bank’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from DAAQ’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about DAAQ’s or Old Glory Bank’s ability to effectuate the Business Combination discussed in this document; the benefits of the Business Combination; the future financial performance of Pubco (which will be the go-forward public company following the completion of the Business Combination) following the Closing; changes in Old Glory Bank’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DAAQ, Old Glory Bank and their respective management teams, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of DAAQ and Old Glory Bank. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political conditions, and in applicable laws and regulations, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements and any negotiations with respect to the Business Combination; (3) the outcome of any legal proceedings that may be instituted against DAAQ, Old Glory Bank, the combined company, or others; (4) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of DAAQ or Old Glory Bank for the Business Combination or to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of DAAQ or Old Glory Bank as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and retain its management and key employees, the timing and amount of future capital expenditures and requirements for additional capital, and the timing of future cash flow provided by operating activities, if any; (9) costs related to the Business Combination; (10) the possibility that Old Glory Bank or the combined company may be adversely affected by other economic, business, political and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DAAQ’s filings with the SEC, including the Registration Statement, when available, and any periodic Exchange Act reports filed by DAAQ with the SEC such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

You should carefully consider the foregoing risk factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of the Registration Statement and other documents filed by DAAQ from time to time with the SEC. If any of these risks materialize or DAAQ’s or Old Glory Bank’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DAAQ nor Old Glory Bank presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DAAQ and Old Glory Bank’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements speak only as of the date of this Current Report on Form 8-K. DAAQ, Old Glory Bank, and their respective representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing DAAQ’s, Old Glory Bank’s, or any of their respective representatives or affiliates’ assessments as of any date subsequent to the date of this Current Report on Form 8-K, and therefore undue reliance should not be placed upon the forward-looking statements. This Current Report on Form 8-K contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto do not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale or exchange of any securities of Old Glory Bank or DAAQ in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of such jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of January 13, 2026, by and between Digital Asset Acquisition Corp. and Old Gory Holding Company.
10.1	Sponsor Support Agreement, dated as of January 13, 2026 by and among Digital Asset Acquisition Corp., Old Glory Holding Company, DAAQ Sponsor LLC and the other parties thereto.
10.2	Form of Company Support Agreement.
10.3	Form of Lock-Up Agreement.
99.1	Press Release, dated January 13, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 13, 2026	DIGITAL ASSET ACQUISITION CORP.

	By:	/s/ Peter Ort
		Name:	Peter Ort
		Title:	Principal Executive Officer and Co-Chairman